# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: B. Riley Financial, Inc., CIK 0001464790
CUSIP: 05580M108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 800, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0001019687-14-002583
Filed by CIK 0001207269
Persons authorized to receive notices and communications: Bryant R. Riley, 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, 818 884-3737

## Reporting persons
- Bryant R. Riley (CIK 0001207269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,999,886; shared voting power 0; sole dispositive power 6,999,886; shared dispositive power 0; aggregate amount beneficially owned 6,999,886 (23% of the class)
  Comment: Percent of class is calculated based on a total of 30,497,066 Shares (as defined below) of the Issuer outstanding as of February 19, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on February 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: B. Riley Financial, Inc.
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 800, Los Angeles, California (CA), 90025
Comment: This Amendment No. 4 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on June 30, 2014, as amended by the Amendment No. 1 filed with the SEC on August 16, 2024, the Amendment No. 2 filed with the SEC on October 30, 2024, and the Amendment No. 3 filed with the SEC on March 3, 2025 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.0001 per share (the "Common Stock" or "Shares"), of B. Riley Financial, Inc., a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Bryant R. Riley beneficially owns 6,800,817 shares of Common Stock, representing 22.3% of the Issuer's Common Stock outstanding, based on a total of 30,497,066 Shares of the Issuer outstanding as of February 19, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on February 21, 2025. Bryant R. Riley may be deemed to indirectly beneficially own 199,069 shares of Common Stock representing 0.7% of the Issuer's Common Stock outstanding on February 19, 2025, of which (i) 17,538 are held as sole custodian for the benefit of Abigail Riley, (ii) 17,538 are held as sole custodian for the benefit of Charlie Riley, (iii) 17,537 are held as sole custodian for the benefit of Eloise Riley, (iv) 17,538 are held as sole custodian for the benefit of Susan Riley, and (v) 128,918 are held by B. Riley Financial, Inc. 401(k) Profit Sharing Plan FBO Bryant R. Riley.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and restated as follows:

As previously disclosed by the Company in its Schedule 14A filed with the SEC on May 10, 2024, Bryant R. Riley pledged as collateral a portion of his shares of Common Stock in favor of Axos Bank pursuant to the terms of a Credit Agreement, dated as of March 19, 2019, as amended from time to time and most recently on March 27, 2025, by and between Mr. Riley and Axos Bank (the "Credit Agreement') and a Pledge Agreement, dated as of the same date, executed and delivered by Mr. Riley in favor of Axos Bank (as amended from time to time, the "Pledge Agreement").

As previously disclosed by Mr. Riley in Amendment No. 2 to the Initial 13D, following the entry into the Credit Agreement and the Pledge Agreement, Mr. Riley and Axos Bank entered into multiple amendments to both of those agreements, and Mr. Riley pledged additional shares of Common Stock in favor of Axos Bank, including an initial 4,024,714 shares of Common Stock upon initially entering into the Credit Agreement and Pledge Agreement in March 2019 and additional shares in favor of Axos Bank on multiple occasions for a total of 5,804,124 shares of Common Stock as of the date of Amendment No. 2 to the Initial 13D and as of April 9, 2025. The shares of Common Stock pledged by Mr. Riley constitutes only a portion of the collateral security under the Credit Agreement.

The March 27, 2025 amendment to the Credit Agreement (the "Ninth Amendment") modifies the amount of credit available under the revolving credit line to $21,407,944 (the "Loan Amount") and extends the Maturity Date to April 1, 2026. As of April 9, 2025, the amount of principal and interest outstanding under the Credit Agreement was $21,407,944.

Interest on amounts advanced under the Credit Agreement is payable by Mr. Riley, at Mr. Riley's option, either monthly in arrears or such interest may be accrued and added to the amount of outstanding principal under the Credit Agreement subject to undrawn availability thereunder. Upon the occurrence of certain events that are customary for these types of loans, including satisfaction of loan-to-collateral value ratios, Axos Bank may exercise their rights to require Mr. Riley to pre-pay the loan proceeds or post additional collateral, and Axos Bank may exercise their rights to foreclose on, and dispose of, the pledged shares and other collateral, in each case, in accordance with the Credit Agreement and Pledge Agreement.

Neither the Company nor any of its subsidiaries is a party to the Credit Agreement, the Pledge Agreement or any other agreements between Mr. Riley and Axos Bank.

The Pledge Agreement allows Axos Bank under certain specified circumstances set forth in the Credit Agreement and Pledge Agreement (including upon the occurrence and during the continuance of an event of default pursuant to the Credit Agreement and Pledge Agreement) to cause a sale of Mr. Riley's Common Stock that has been pledged to Axos Bank. The pledge of Mr. Riley's Common Stock under the Pledge Agreement includes, among other things, a pledge of all management rights, voting rights and control rights, and all rights to grant or withhold consents and approvals in connection with such Common Stock.

The foregoing description of the Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the full copies of the Pledge Agreement and amendments thereto incorporated herein by reference and filed as Exhibits 1, 2 and 3 to Amendment No. 2 to the Initial 13D.

## Signatures
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (04/11/2025)